Frontier Nuclear Announces Receipt of Nasdaq Continued Listing Deficiency Letter

Winnipeg, Manitoba - July 10, 2026 - Frontier Nuclear and Minerals Inc. (Nasdaq: FNUC) ("Frontier"), a nuclear fuel cycle company, announces that on July 6, 2026, it received a written notification letter from the Nasdaq Stock Market LLC ("Nasdaq"), notifying Frontier that it was not in compliance with Nasdaq Listing Rule 5250(c)(2) (the "Listing Rule"), as Frontier has yet to file a Form 6-K containing its interim financials for the six month period ended December 31, 2025.

The Nasdaq notice has no immediate effect on the listing or trading of Frontier's securities. Under Nasdaq's listing rules, Frontier has 60 calendar days, or until September 4, 2026, to submit a plan to regain compliance. If Nasdaq accepts Frontier's plan, it may grant an extension of up to 180 calendar days from the original filing due date, or until December 28, 2026, for Frontier to regain compliance.

Frontier is working diligently to complete the required filing and intends to submit a compliance plan within the required timeframe. There can be no assurance that Frontier's plan will be accepted or Frontier will be able to regain compliance with the Rule. If Nasdaq does not accept Frontier's plan, then Frontier will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. Nasdaq also indicated that Frontier will be included on its list of non-compliant issuers beginning five (5) business days from the date of the Nasdaq notice, and that an indicator of non-compliance will be disseminated through Nasdaq's market data systems.

Frontier is taking all necessary steps to complete its financial reporting obligations as promptly as practicable. Management remains committed to maintaining compliance with Nasdaq listing standards and to protecting the interests of its shareholders.

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in Ubaryon Pty. Ltd., a private Australian company developing next generation enrichment technology, and Kadmos Energy Services LLC, a private U.S. company developing small modular light water reactors. Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc. References to third-party statements, including industry estimates of future uranium demand and statements made by government agencies, are included for context and are not adopted by Frontier Nuclear and Minerals Inc. as projections of its own results. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@frontiernuclear.com
fw@frontiernuclear.com	www.frontiernuclear.com